March 28, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
AMERICAN INTERNATIONAL GROUP INC
175 Water Street
New York, New York 10038

       Re: AMERICAN INTERNATIONAL GROUP INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 001-08787

Dear Mr. Sankaran:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 1A Risk Factors
The USA Patriot Act, the Office of Foreign Assets Control and similar laws that apply to us may expose us to significant penalties, page 26

1. In your letter to us dated January 15, 2015, you discussed possible contacts with Syria and
      Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with
      Syria or Sudan since your 2015 letter, including contacts with their governments, whether through subsidiaries, re-insurers, clients, brokers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts in quantitative terms and
 Siddhartha Sankaran
AMERICAN INTERNATIONAL GROUP INC
March 28, 2018
Page 2
         in terms of qualitative factors that a reasonable investor would deem important in making an investment decisions. Tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria or and Sudan for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Notes to Consolidated Financial Statements
13. Insurance Liabilities
Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves)
Loss Development Information
Supplemental Information , page 237

2. Please provide us an analysis supporting your presentation of the Adverse Development
         Reinsurance Agreement as a separate column rather than reflecting its impact for each year within each accident year within the development tables. Guidance in ASC 944-40-
         50-4B indicates that amounts in the tables for incurred/paid claims and allocated claim adjustment expenses should be presented on a net basis after risk mitigation through reinsurance. In addition, tell us the terms governing NICO's payment obligations under the agreement. In this regard, there does not appear to have been any payments to you from NICO during 2017 based on information in the column "paid impact of Adverse
         Development Reinsurance Agreement" within the tables titled "cumulative paid losses and allocated loss adjustment expenses, net of reinsurance."
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameSiddhartha Sankaran
Comapany NameAMERICAN INTERNATIONAL GROUP INC
                                         Division of Corporation Finance
June 16, 2017 Page 2                     Office of Healthcare & Insurance
FirstName LastName